Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	State	Percent Owned
Buckhorn Resources, LLC	Kentucky	50%
LeeCo Development, LLC	Kentucky	50%
Vector Energy Services, Inc.	Delaware	100%
Artisan Organics Inc.	Delaware (Name Reserved, To Be Formed)	100%